SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No. 14)

                          SPS Technologies, Inc.
       ____________________________________________________________
                             (Name of Issuer)

                  Common Stock, Par Value $1.00 Per Share
       ____________________________________________________________
                      (Title of Class and Securities)

                                784626 10 3
        ___________________________________________________________
                   (CUSIP Number of Class of Securities)

                               John F. Keane
                         Tinicum Enterprises, Inc.
                            990 Stewart Avenue
                       Garden City, New York  11530
                              (516) 222-2874
       _____________________________________________________________
         (Name, Address and Telephone Number of Person Authorized
                  to Receive Notices and Communications)

                                 Copy to:

                           Paul T. Schnell, Esq.
                 Skadden, Arps, Slate, Meagher & Flom LLP
                             919 Third Avenue
                         New York, New York  10022
                              (212) 735-3000

                             December 31, 1996
   ____________________________________________________________
                       (Date of Event which Requires
                         Filing of this Statement)

        If the filing person has previously filed a statement on
        Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ( )

        Check the following box if a fee is being paid with this
        Statement:  ( )


                               SCHEDULE 13D

   CUSIP No. 784626 10 3
   _________________________________________________________________
   (1)  NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        TINICUM INVESTORS                     13-3800339
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  ( )
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS*
        OO, WC, BK
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e) ( )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        DELAWARE
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF                      756,569
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                       0
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON                        756,569
           WITH                  ___________________________________
                                   (10) SHARED DISPOSITIVE POWER
                                        0
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        756,569
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      (  )

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        12.6%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON*
        PN
   _________________________________________________________________


                               SCHEDULE 13D

   CUSIP No. 784626 10 3
   _________________________________________________________________
   (1)  NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        DERALD H. RUTTENBERG               ###-##-####
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  ( )
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS*
        PF, BK
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e) ( )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF                      0
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                       0
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON                        0
           WITH                  ___________________________________
                                   (10) SHARED DISPOSITIVE POWER
                                        0
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      ( )
        See Item 5
   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        0.0%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON*
        IN
   _________________________________________________________________


                               SCHEDULE 13D

   CUSIP No. 784626 10 3
   _________________________________________________________________
   (1)  NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        ERIC M. RUTTENBERG                 ###-##-####
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  ( )
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS*
        OO, PF, BK
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e) ( )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF                      3,379
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                       0
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON                        3,379
           WITH                  ___________________________________
                                   (10) SHARED DISPOSITIVE POWER
                                        0
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        3,379
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      ( )
        See Item 5
   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        0.1%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON*
        IN
   _________________________________________________________________


                               SCHEDULE 13D

   CUSIP No. 784626 10 3
   _________________________________________________________________
   (1)  NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        JOHN C. RUTTENBERG                 ###-##-####
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  ( )
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS*
        PF, BK
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e) ( )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF                      0
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                       0
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON                        0
           WITH                  ___________________________________
                                   (10) SHARED DISPOSITIVE POWER
                                        0
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      ( )
        See Item 5
   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        0.0%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON*
        IN
   _________________________________________________________________


                               SCHEDULE 13D

   CUSIP No. 784626 10 3
   _________________________________________________________________
   (1)  NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        KATHERINE T. RUTTENBERG             ###-##-####
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  ( )
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS*
        PF, BK
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e) ( )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF                      0
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                       0
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON                        0
           WITH                  ___________________________________
                                   (10) SHARED DISPOSITIVE POWER
                                        0
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      ( )
        See Item 5
   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        0.0%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON*
        IN
   _________________________________________________________________


                               SCHEDULE 13D

   CUSIP No. 784626 10 3
   _________________________________________________________________
   (1)  NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        HATTIE RUTTENBERG                  ###-##-####
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  ( )
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS*
        PF, BK
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e) ( )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF                      0
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                       0
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON                        0
           WITH                  ___________________________________
                                   (10) SHARED DISPOSITIVE POWER
                                        0
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      ( )
        See Item 5
   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        0.0%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON*
        IN
   _________________________________________________________________


                               SCHEDULE 13D

   CUSIP No. 784626 10 3
   _________________________________________________________________
   (1)  NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        RIT CAPITAL PARTNERS plc
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  ( )
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS*
        WC
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e) ( )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED KINGDOM
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF                      132,311
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                       0
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON                        132,311
           WITH                  ___________________________________
                                   (10) SHARED DISPOSITIVE POWER
                                        0
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        132,311
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      ( )

   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        2.2%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON*
        IV
   _________________________________________________________________


                               SCHEDULE 13D

   CUSIP No. 784626 10 3
   _________________________________________________________________
   (1)  NAME OF REPORTING PERSONS
        S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

        PUTNAM L. CRAFTS, JR.                  ###-##-####
   _________________________________________________________________
   (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                         (a)  ( )
                                                         (b)  ( )
   _________________________________________________________________
   (3)  SEC USE ONLY

   _________________________________________________________________
   (4)  SOURCE OF FUNDS*
        PF
   _________________________________________________________________
   (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e) ( )

   __________________________________________________________________
   (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
        UNITED STATES
   _________________________________________________________________
                                   (7)  SOLE VOTING POWER
         NUMBER OF                      100,000
          SHARES                 ___________________________________
       BENEFICIALLY                (8)  SHARED VOTING POWER
         OWNED BY                       0
           EACH                  ___________________________________
         REPORTING                 (9)  SOLE DISPOSITIVE POWER
          PERSON                        100,000
           WITH                  ___________________________________
                                   (10) SHARED DISPOSITIVE POWER
                                        0
   _________________________________________________________________
   (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        0
   _________________________________________________________________
   (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
        SHARES*                                      (X)
        See Item 5
   _________________________________________________________________
   (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
        1.7%
   _________________________________________________________________
   (14) TYPE OF REPORTING PERSON*
        IN
   _________________________________________________________________


                  This Statement constitutes Amendment No. 14 to the Statement on Schedule 13D (the "Schedule 13D") filed with the Securities and Exchange Commission by Tinicum Enterprises, Inc., a Delaware corporation ("Enterprises"), Tinicum Investors, L.P., a Delaware limited partnership ("Investors"), RIT Capital Partners plc, a United Kingdom corporation ("RIT"), J. Rothschild Holdings plc, a United Kingdom corporation ("JRH"), J. Rothschild Capital Management Limited, a United Kingdom corporation ("JRCML"), St. James's Place Capital plc, a United Kingdom corporation ("SJPC"), and Mr. Putnam L. Crafts, Jr. ("Mr. Crafts") in connection with their ownership of shares of common stock, par value $1.00 per share (the "Shares"), of SPS Technologies Inc., a Pennsylvania corporation (the "Issuer"). This Amendment No. 14 is being filed by Tinicum Investors, a Delaware general partnership ("Investors II"), RIT, Mr. Derald H. Ruttenberg ("Derald Ruttenberg"), Mr. Eric M. Ruttenberg ("Eric Ruttenberg"), Mr. John C. Ruttenberg ("John Ruttenberg"), Ms. Katherine T. Ruttenberg ("Katherine Ruttenberg"), Ms. Hattie Ruttenberg ("Hattie Ruttenberg" and together with Derald, Eric, John and Katherine Ruttenberg, the "Ruttenbergs") and Mr. Crafts.

                  Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed to them in the
        Schedule 13D.

        ITEM 2.   IDENTITY AND BACKGROUND.

             Item 2 is hereby amended and supplemented by adding the following:

             (a)-(c), (f)   Investors II is a private investment
        company. The managing partners of Investors II are Eric Ruttenberg and Derald Ruttenberg. The other partners of Investors II are RUTCO Incorporated, a Delaware corporation ("RUTCO"), John Ruttenberg, Katherine Ruttenberg, Hattie Ruttenberg, Enterprises, Tinicum Associates, Inc., a Delaware corporation ("Associates"), Tinicum Foreign Investments Corporation, a Delaware corporation ("Foreign"), Robert J. Kelly and Seth M. Hendon.

                  The business address and present principal occupation, respectively, of each of Robert J. Kelly and Seth M. Hendon is 990 Stewart Avenue, Garden City, New York 11530 and serving as a general partner of Investors II. Each of Robert J. Kelly and Seth M. Hendon is a United States citizen.

                  As a result of the contribution by each of Derald Ruttenberg, John Ruttenberg, Hattie Ruttenberg and Katherine Ruttenberg to Investors II of all of the Shares owned by such Ruttenbergs (see Item 5(c)), each of Derald Ruttenberg, John Ruttenberg, Hattie Ruttenberg and Katherine Ruttenberg disclaims membership in any "group" with the Reporting Persons with respect to the Shares for purposes of Sections 13(d) and 13(g) of the Exchange Act, or for any other purposes under any other provisions of the Exchange Act or the General Rules and Regulations promulgated thereunder.
        As a result, each of Derald Ruttenberg, John Ruttenberg, Hattie Ruttenberg and Katherine Ruttenberg are no longer deemed to be reporting persons for purposes of Rule 13d-1 of the General Rules and Regulations of the Exchange Act. Hereinafter, "Reporting Persons" and "Tinicum Reporting Persons" shall no longer include Derald Ruttenberg, John Ruttenberg, Hattie Ruttenberg or Katherine Ruttenberg.

                  On July 19, 1996, JRCML was sold by SJPC to RIT, pursuant to the laws of the United Kingdom. Following such sale, JRCML became a wholly-owned subsidiary of RIT and, as a result, each of JRCML and SJPC are no longer deemed to be reporting persons for purposes of Rule 13d-1 of the General Rules and Regulations of the Exchange Act. Hereinafter, "Reporting Persons" and "Rothschild Reporting Persons" shall no longer include JRCML or SJPC.

                  The name, business address and present principal employment or occupation and citizenship of each of the executive officers and directors of RIT are set forth on
        Schedule II hereto and incorporated herein by reference.

        ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

             Item 3 is hereby amended and supplemented by adding the following:

                  The Shares purchased by the Ruttenbergs, since May 10, 1996 were paid for out of personal funds and/or with the proceeds of borrowings under the Line of Credit.

                  The Shares transferred to Investors II by the Ruttenbergs (see Item 5(c)) were contributed for an aggregate consideration of $8,238,142.50 (excluding brokerage commissions), in the form of increases in the partnership interests of the Ruttenbergs in Investors II.

        ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

             Item 5 is hereby amended and supplemented by adding the following:

             (a) As of the close of business on the date hereof, the Reporting Persons beneficially owned an aggregate of 992,259 Shares (including a total of 2,926 Shares purchasable upon the exercise of certain options granted to Eric Ruttenberg (the "Option Shares")), which represent approximately 16.6% of the outstanding Shares (including the Option Shares, which have been treated as outstanding for purposes of computing percent of class), based on the 5,996,661 Shares reported as outstanding on November 4, 1996, in the Issuer's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996. In accordance with Rule 13d-5(b)(1) of the General Rules and Regulations under the Exchange Act, Investors II, RIT, Eric Ruttenberg and Mr. Crafts as a group may be deemed to beneficially own such Shares. As of the close of business on the date hereof, Investors II, RIT, Derald Ruttenberg, Eric Ruttenberg, John Ruttenberg, Katherine Ruttenberg, Hattie Ruttenberg and Mr. Crafts had direct beneficial ownership of 756,569, 132,311, 0, 3,379 (including the Option Shares), 0, 0, 0 and 100,000 Shares, respectively.

             (b) Each of Investors II, RIT, Eric Ruttenberg and Mr. Crafts has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of the Shares of which it or he has direct beneficial ownership.

             (c) On December 31, 1996, each of the Ruttenbergs transferred 25,446 Shares owned by such person to Investors
        II. Such transfers, in aggregate amount of 127,230 Shares, were capital contributions made by each of the Ruttenbergs, as partners of Investors II, in exchange for an increase in such partner's respective partnership interest in Investors
        II. The 127,230 Shares were contributed to Investors II by the Ruttenbergs at $64.75 per Share, the average of the high and low trading price of the Shares on the New York Stock Exchange on December 31, 1996.

        ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

                  Item 7 is hereby amended and supplemented by adding the following exhibit:

                  Exhibit 19:  Sixth Amended and Restated Joint
        Filing Agreement, dated as of January 24, 1997, by and among the Reporting Persons.


                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:  January 24, 1997

        TINICUM INVESTORS

        By:/s/ Eric M. Ruttenberg
           Eric M. Ruttenberg
           Managing Partner



                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:  January 24, 1997

        RIT CAPITAL PARTNERS plc

        By:/s/ D. W. A. Budge
           D. W. A. Budge
           Director



                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:  January 24, 1997

        By:/s/ Eric M. Ruttenberg
           Derald H. Ruttenberg
             by Eric M. Ruttenberg, Attorney-in-fact



                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:  January 24, 1997

        By:/s/ Eric M. Ruttenberg
           Eric M. Ruttenberg



                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:  January 24, 1997

        By:/s/ Eric M. Ruttenberg
           John C. Ruttenberg
             by Eric M. Ruttenberg, Attorney-in-fact



                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:  January 24, 1997

        By:/s/ Eric M. Ruttenberg
           Katherine T. Ruttenberg
             by Eric M. Ruttenberg, Attorney-in-fact



                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:  January 24, 1997

        By:/s/ Eric M. Ruttenberg
           Hattie Ruttenberg
             by Eric M. Ruttenberg, Attorney-in-fact



                                 SIGNATURE

                  After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

        Dated:  January 24, 1997

        By:/s/ Putnam L. Crafts, Jr.
           Putnam L. Crafts, Jr.



        SCHEDULE II

               Directors and Executive Officers of RIT Capital Partners plc ("RIT"). The name, business or residence address, principal occupation or employment and citizenship of each of the directors and executive officers of RIT and the name, address and principal business of any organization in which such employment is conducted are set forth below. The business and address of St James's Place Capital plc ("SJPC") are not repeated in this table.

                                 Directors
                                 ---------

                    Business or      Principal
                    Residence        Occupation
        Name        Address          or Employment        Citizenship
        ----        -----------      -------------        -----------

        Lord        27 St James's    Chairman of Value    British
        Rothschild  Place            Realisation Trust
        (Chairman)  London SW1A 1NR  plc and Director of
                    England          SJPC

        Charles     Swan House,      Director, Stanhope   British
        Howard      Madeira Walk,    Administration
        Bailey      Windsor          Limited, Swan
                    Berkshire SL4    House, Madeira
                    1EU              Walk, Windsor,
                    England          Berkshire SL4 1EU
                                     (accounting and
                                     administrative
                                     services);
                                     Director, General
                                     Oriental
                                     Investments
                                     Limited, P.O. Box
                                     309, Cayman
                                     Islands, British
                                     West Indies
                                     (investment
                                     company)

        Anthony     27 St James's    Director, Sketchley  South
        Herbert     Place            plc Rugby Road,      African
        Bloom       London SW1A 1NR  Hinckley,
                    England          Leicestershire
                                     LE10 2NE, England
                                     (dry cleaning and
                                     related
                                     industries);
                                     Director, Rockridge
                                     Consolidated
                                     Limited, 4 Harley
                                     Street, London W1N
                                     1AA, England
                                     (financial
                                     services)

        Duncan      27 St James's    Director & Chief     British
        William     Place            Operating Officer,
        Allan       London SW1A 1NR  RIT
        Budge       England

        Andrew     88 St George's   Farmer              British
        Stephen    Square
        Bower      London SWIV 3QX
        Knight     England

        Baron      Boulevard        President, Banque   Belgian
        Phillippe  Jacques-         Bruxelles Lambert
        Lambert    Dalcroze 5, CH-  (Suisse) SA,
                   1211 Geneva 3    Boulevard Jacques-
                   Switzerland      Dalcroze 5, CH-
                                    1211, Geneva 5,
                                    Switzerland
                                    (international
                                    bank)

        Jean       10 Place du      Private investor,   Italian
        Pigozzi    Grand-Mezel,     10 Place du Grand-
                   1204 Geneva,     Mezel, 1204 Geneva,
                   Switzerland      Switzerland
                                    (investments
                                    worldwide)


                             Executive Officers
                             ------------------

        Stephen    27 St James's    Company Secretary,  British
        Robin      Place            SJPC
        Sanders    London SW1A 1NR  Compliance Officer,
                   England          St James's Place
                                    Capital group of
                                    companies

        David Neil 27 St James's    Deputy Company      British
        Wood       Place            Secretary, SJPC
                   London SW1A 1NR  Director, J
                   England          Rothschild Capital
                                    Management Limited

        The Corporate Secretary of RIT is J Rothschild Capital
        Management Limited.


                               EXHIBIT INDEX

                  Exhibit 19:  Sixth Amended and Restated Joint
        Filing Agreement, dated as of January 24, 1996, by and among the Reporting Persons.